Mail Stop 0306


      May 16, 2005


Via U.S. Mail and Facsimile to (215) 323-9350

John J. Molinelli
Executive Vice President and Chief Financial Officer
Ametek, Inc.
37 North Valley Road
Paoli, Pennsylvania 19301


	Re:	Ametek, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 8, 2005
      File No. 001-12981

Dear Mr. Molinelli:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Year ended December 31, 2004, Compared with Year Ended December
31,
2003 - Page 17

1. MD&A should discuss and quantify each of the reasons for significant changes in financial statements items. We see that you generally identify factors responsible for changes in financial statement items, but each of the specific reasons are not always discussed and quantified. For instance, you disclose that the increase in segment operating income resulted from the profit contributions of the acquisitions, strength in differentiated business of each group, slightly higher prices by the cost-driven floor care and specialty motors business, and the benefits from the
Company`s ongoing cost reduction programs, however you do not quantify the impact of each of these factors on operating income. Please apply this general guidance in future filings throughout MD&A.

2. We note multiple references throughout your filing to cost saving initiatives and changes to your overall cost structure. We also note that you disclose future liabilities related to employee severance and other commitments within your contractual obligations table. To the extent these costs were incurred as part of a formal restructuring plan accounted for pursuant to SFAS 146, please revise future filings, if significant, to provide the MD&A disclosures required by SAB Topic 5-P as well as the financial statement disclosures required by paragraph 20 of the Statement.

Financial Statements

Note 1.  Significant Accounting Policies

Inventories - Page 36

3. We note your disclosure that you use the LIFO method for more than half of your inventory. Disclose in future filings the method of determining cost for the remainder of your inventory.

Property, Plant and Equipment - Page 36

4. In future filings please disclose depreciation periods
(depreciable lives) for each major class of depreciable assets.
Refer to Rule 5-02.8 of Regulation S-X for guidance.

Revenue Recognition - Page 37

5. We see that your products are sold through distributors. Tell us whether you offer sales incentives, credits or discounts or have arrangements with these distributors or other parties that are subject to EITF 01-09. If so, describe how you have applied the guidance provided in the consensus and, unless insignificant, in future filings provide disclosures about the nature of these arrangements and your accounting. In addition, disclose in future filings whether your revenue recognition policies differ for sales to distributors or other resellers.


6. Tell us why shipment is the appropriate point for recognizing product sales revenue. Specifically address the nature and extent of any post shipment obligations, right of return and customer acceptance provisions, including discussion of how such obligations and provisions are considered in your practices. Additionally, tell us what you mean by your disclosure that returns and allowances may be granted at "the Company`s option." Tell us how this affects the timing of your revenue recognition.

Derivative Financial Instruments - Page 38

7. Tell us more about the hedge of your net investment in foreign operations related to your British-pound-denominated loans. Tell us how you determined that the loans are effective as net investment hedges. Provide details of the specific accounting treatment.

Goodwill and Other Intangible Assets - Page 38

8. We note your disclosure on page 38 that you test goodwill and intangible assets with indefinite lives for impairment under SFAS
142. Tell us the nature of your indefinite lived intangible assets and describe how you concluded that the intangible assets had an indefinite life. Additionally, we see that your total intangible assets exceed five percent of your total assets. In future filings, please disclose intangible assets as a separate line item on your balance sheet. Refer to paragraph 42 of SFAS 142 and Rule 5-02.15 of
Regulation S-X.

Note 7. Debt - Page 43

9. Supplementally and in future filings provide more details of your accounts receivable securitization program and the impact that this had on the financial statements each period.



Note 15.  Business Segment and Geographic Information - Page 57

10. In future filings please present only long-lived assets by geographical area, as required by paragraph 38(b) of SFAS 131.
Consider that long-lived assets presented in your segment disclosures should only include tangible assets. See Question 22 on the FASB
Staff Implementation Guide to SFAS 131.


Note 18. Contingencies - Page 61

11. Supplementally and in future filings provide more details of the asbestos litigation and environmental matters, particularly those matters where you have been named a Potentially Responsible Party
(PRP). Clarify the number of asbestos-related claims filed and the status of each of these claims. Provide more details of the exposure related to the PRP sites. Clarify the reason that you believe these matters will not have a significant impact on results of operations, liquidity or financial condition. Please note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities you should (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Refer to SAB Topic 5.Y. and SOP 96-1.

Item 9A.  Controls and Procedures - Page 63

12. We note that you evaluated the system of disclosure controls and procedures however your conclusion was not disclosed. Please revise to disclose your conclusion related to the effectiveness of the system. Refer to Item 307 of Regulation S-K. Additionally, revise to provide the disclosure related to changes in internal control over financial reporting as required by Item 308(c) of Regulation S-K.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Traci Hornfeck, Staff Accountant, at (202)
824-
5565 or me at (202) 942-1791 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
Senior Assistant Chief Accountant, at (202) 942-1984.


							Sincerely,



							Brian Cascio
							Accounting Branch Chief

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Mr. John J. Molinelli
Ametek, Inc.
May 16, 2005
Page 5



Mr. John J. Molinelli
Ametek, Inc.
May 16, 2005
Page 2